Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Annie Sun
Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
annie.sun@gigamedia.com.tw

GigaMedia Announces Second-Quarter 2016 Financial Results

TAIPEI, Taiwan, August 5, 2016 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the second quarter of 2016. Gross profit increased 388% year-over-year to $1.1 million, and loss from operations decreased 66% year-over-year to $1.3 million.

Second Quarter Overview

●	Mobile and social games continued making stable contribution, maintained $2 million in revenues year-over-year.
●	Consolidated gross profit for the second quarter of 2016 amounted to $1.1 million, an increase of 388% from $0.2 million a year before.
●	Consolidated loss from operations for the second quartered of 2016 amounted to $1.3 million, a decrease of 66% from $3.8 million a year before.
●	Consolidated general and administrative expenses continued trending down, decreasing 20 percent quarter-on-quarter and 41 percent year-over-year.
●	Low headquarters operating expenses of $0.6 million, down from $0.8 million in the first quarter of 2016, decreased 20 percent quarter-on-quarter and 25 percent year-over-year.
●	Cash outflow from operations of approximately $1.0 million, similar to the first quarter of 2016.
●	Game licensed agreement of ArcheAge was signed in June and the first installment of initial fee revenue of USD$250,000 will be recorded in the third quarter of 2016.

CEO’s comments

“Second quarter is commonly the low season for gaming industry and in this quarter we put more budgets on marketing to promote our games, especially via television advertising and offline events. We expect our investment on advertisements can attract more players in the upcoming summer vacation and boost the revenue.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

“Currently there are 180,000 downloads of our new game Shoumetsu Toshi and we are happy to see this game be recommended by App Store and Google Play. Meanwhile, our teams are keen to ensure we are in the right track and modify marketing plans according to players’ feedbacks.” GigaMedia Limited Chief Executive Officer Collin Hwang continued.

“In order to provide the best possible gaming environment and experiences to social games players, we are working on the integration of our servers and databases in Hong Kong and Taiwan, and maintain high stability of our games. Through the marketing and operational strategies, we believe that positive growth is anticipated in the coming quarter.”

“In the second half year, we will continue to make progress improving our product pipeline, and to license in and out good-quality games. Besides the revenue from licensing out the game- ArcheAge, we also scheduled to launch another new game in the next half year, continue to expand our product stream.” stated GigaMedia Limited Chief Executive Officer Collin Hwang.

Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. Unaudited consolidated results of GigaMedia are summarized in the table below.

For the Second Quarter

GIGAMEDIA 2Q16 UNAUDITED CONSOLIDATED FINANCIAL RESULTS
(unaudited, all figures in US$ thousands, except per share amounts)	2Q16	1Q16	Change (%)	2Q16	2Q15	Change (%)
Revenues	2,062	2,414	(14.6)%	2,062	2,728	(24.4)%
Gross Profit	1,058	1,370	(22.8)%	1,058	217	387.6%
Income (Loss) from Operations	(1,284)	(483)	(165.8)%	(1,284)	(3,801)	66.2%
Net Income (Loss) Attributable to GigaMedia	(2,146)	1,059	(302.6)%	(2,146)	1,377	(255.9)%
Net Income (Loss) Per Share Attributable to GigaMedia, Diluted	(0.19)	0.10	(290.0)%	(0.19)	0.12	(258.3)%
EBITDA (A)	(2,144)	1,080	(298.5)%	(2,144)	1,463	(246.6)%
Cash and Marketable Securities-Current	70,585	72,506	(2.7)%	70,585	68,305	3.3%

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Second-Quarter Financial Results

●

Consolidated revenues for the second quarter of 2016 were $2.1 million; this compared to $2.4 million in the first quarter of 2016 and $2.7 million in the second quarter of 2015. The quarter-on-quarter revenue decrease reflected the low season of gaming business in Taiwan and Hong Kong.

●	Consolidated gross profit for the second quarter of 2016 was $1.1 million; this compared to $1.4 million in the first quarter of 2016 and $0.2 million in the second quarter of 2015.
●

Consolidated operating expenses were $2.3 million in the second quarter of 2016, comparing with the second quarter of 2015, the expense decreased 42% from $4 million to $2.3 million, primarily due to reduced selling and marketing expenses as well as general and administrative expenses; about 40 percent of the expense was cut down in both sectors.

●	Consolidated loss from operations was $1.3 million in the second quarter of 2016, an increase of $0.8 million quarter-on-quarter mostly due to the expenses of selling and marketing.
●

Consolidated non-operating expenses/income during the second quarter of 2016 was a loss of $0.9 million due to equity in loss earnings on the investment of East Gate and Double2, compared to an income of $1.5 million from the disposal of property and investment of PerfectPairs in the first quarter of 2016.

●

Consolidated net income for the second quarter of 2016 was a loss of $2.1 million, compared to an income of $ 1.1 million in the previous quarter and an income of $1.4 million in the second quarter of 2015.

Financial Position

As of June 30, 2016, GigaMedia had $71.6 million in cash, restricted cash and marketable securities-current approximately $6.48 per share, compared to $73.5 million at the end of the first quarter of 2016, which mostly reflecting the net cash used in operating activities. Short-term debt was $5.8 million at the end of the second quarter, a decrease from $6.2 million of last quarter was due to the loan repayment of $0.6 million.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of August 5, 2016. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the Company’s 2015 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

As of 30 June, 2016, the new mobile game Shoumetsu Toshi has been launched for a month; the revenue of first month after launch was approximately $0.2 million; the average monthly revenue per paying user was $16.11 and monthly pay rate was about 5.6%. For Yume 100, the revenue of second quarter 2016 was approximately $0.9 million; the average quarterly revenue per paying user was $72.5 and quarterly pay rate was about 8.27%, this compared to the revenue of first quarter 2016 was approximately $1.2 million; the average quarterly revenue per paying user was $95 and quarterly pay rate was about 5.58% in the second quarter of 2016.

With the product exposure on television commercial and offline events and the coming of summer vacation, we expect revenue will be boosted in the third quarter of 2016. At the same time, the Company aims to seek more good-quality titles and expect to launch new games in the next half year. With regards to social casino games, servers and databases will be integrated to maintain operational stability and continue content optimization.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Q&A

For Q&A regarding the second quarter 2016 performance upon the release, investors may send the questions via email to IR@gigamedia.com.tw , and the responses will be replied individually.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on browser/mobile games and social casino games. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2016 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2016	3/31/2016	6/30/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	2,061,392	2,387,356	2,014,922
Other revenues	283	26,619	712,646
	2,061,675	2,413,975	2,727,568
Operating costs
Cost of Asian online game and service revenues	1,003,828	1,015,753	1,777,811
Cost of other revenues	296	27,815	732,775
	1,004,124	1,043,568	2,510,586
Gross profit	1,057,551	1,370,407	216,982
Operating expenses
Product development and engineering expenses	167,563	127,976	164,085
Selling and marketing expenses	1,426,594	789,082	2,262,207
General and administrative expenses	746,910	935,803	1,265,399
Other	—	—	326,594
	2,341,067	1,852,861	4,018,285
Loss from operations	(1,283,516)	(482,454)	(3,801,303)
Non-operating income (expense)
Interest income	80,925	67,383	106,324
Gain on sales of marketable securities	—	—	4,703,500
Interest expense	(25,981)	(27,589)	(48,224)
Foreign exchange (loss) gain - net	(94,062)	(69,819)	(17,655)
Gain on disposal of property, plant and equipment	8,090	773,981	—
Equity in net earnings (loss) on equity method investments	(858,492)	(20,141)	22,954
Changes in the fair value of an instrument recognized at fair value	—	—	879,472
Gain on disposal of investments	8,567	805,043	0
Other	15,237	13,122	(508,926)
	(865,716)	1,541,980	5,137,445
(Loss) Income from continuing operations before income taxes	(2,149,232)	1,059,526	1,336,142
Income tax benefit (expense)	2,961	(456)	170
(Loss) Income from continuing operations	(2,146,271)	1,059,070	1,336,312
Net (loss) income	(2,146,271)	1,059,070	1,336,312
Less: Net loss attributable to noncontrolling interest	—	—	40,525
Net (loss) income attributable to shareholders of GigaMedia	(2,146,271)	1,059,070	1,376,837
(Loss) Earnings per share attributable to GigaMedia
Basic:
(Loss) Income from continuing operations	(0.19)	0.10	0.12
Loss from discontinued operations	0.00	0.00	0.00
	(0.19)	0.10	0.12
Diluted:
(Loss) Income from continuing operations	(0.19)	0.10	0.12
Loss from discontinued operations	0.00	0.00	0.00
	(0.19)	0.10	0.12
Weighted average shares outstanding:
Basic	11,052,235	11,052,235	11,052,332
Diluted	11,052,235	11,052,235	11,052,407

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2016	3/31/2016	6/30/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	70,581,209	72,502,287	68,299,828
Marketable securities - current	3,830	3,830	5,307
Accounts receivable - net	820,603	1,021,785	1,675,561
Prepaid expenses	488,851	519,294	1,019,249
Restricted cash	1,004,110	1,004,110	1,000,000
Other receivables	30,059	130,566	186,994
Other current assets	192,924	256,534	273,500
Total current assets	73,121,586	75,438,406	72,460,439

Marketable securities - noncurrent	—	—	4,744,000
Investments	3,720,766	4,505,271	6,740,252
Property, plant & equipment - net	400,831	221,564	1,675,312
Intangible assets - net	111,064	78,163	206,780
Prepaid licensing and royalty fees	912,055	548,512	5,026,779
Other assets	414,857	340,926	369,685
Total assets	78,681,159	81,132,842	91,223,247

Liabilities and equity
Short-term borrowings	5,577,072	6,214,075	4,536,617
Accounts payable	272,203	349,997	557,599
Accrued compensation	392,706	250,009	464,384
Accrued expenses	2,560,114	2,187,903	3,739,583
Unearned revenue	1,661,640	1,740,838	1,673,170
Other current liabilities	1,614,011	1,747,669	1,800,582
Total current liabilities	12,077,746	12,490,491	12,771,935
Other liabilities	1,712,015	1,927,703	1,933,173
Total liabilities	13,789,761	14,418,194	14,705,108
GigaMedia’s shareholders’ equity	64,891,398	66,714,648	76,607,057
Noncontrolling interest	—	—	(88,918)
Total equity	64,891,398	66,714,648	76,518,139
Total liabilities and equity	78,681,159	81,132,842	91,223,247

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2016	3/31/2016	6/30/2015
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	(2,146,271)	1,059,070	1,376,837
Depreciation	29,306	37,711	80,296
Amortization	30,947	22,860	64,129
Interest income	(80,925)	(67,383)	(106,302)
Interest expense	25,981	27,589	47,975
Income tax (benefit) expense	(2,961)	456	(170)
EBITDA	(2,143,923)	1,080,303	1,462,765